Exhibit 99.3

EXECUTION VERSION

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”) is entered into as of September 3, 2015, by and among Bohai Leasing Co., Ltd., a limited company existing under the laws of the People’s Republic of China] (“Parent”), Mariner Acquisition Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), and the shareholders of Avolon Holdings Limited, a Cayman Islands exempted company (the “Company”) listed on Exhibit A hereto (each, a “Supporting Shareholder” and collectively, the “Supporting Shareholders”).

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, Merger Sub and the Company are entering into a Merger Agreement, dated as of the date of this Agreement (as the same may be amended or modified from time to time, the “Merger Agreement”), pursuant to which, among other things, upon the terms and subject to the conditions set forth therein, Merger Sub shall be merged with and into the Company, with the Company surviving the merger as an indirect wholly-owned Subsidiary of Parent (the “Merger”);

WHEREAS, as of the date of this Agreement, each of the Supporting Shareholders is the current registered owner and has sole voting power with respect to the Shares (as defined below) set forth opposite such Supporting Shareholder’s name on Exhibit A hereto;

WHEREAS, as a condition and inducement to the willingness of Parent and Merger Sub to enter into the Merger Agreement, Parent and Merger Sub have required that each of the Supporting Shareholders agree, and each Supporting Shareholder has agreed, upon the terms and subject to the conditions set forth herein, to enter into this Agreement and abide by the covenants and obligations set forth herein; and

WHEREAS, each Supporting Shareholder desires to express its support for the Merger and the other transactions contemplated by the Merger Agreement and the Plan of Merger upon the terms and subject to the conditions of this Agreement;

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

GENERAL

Section 1.1. Defined Terms. The following terms, as used in this Agreement, shall have the meanings set forth below. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

(a) “Shares” means, with respect to a Supporting Shareholder, the common shares of the Company, par value US$0.000004 per share, registered in the name of such Supporting Shareholder in the register of members of the Company as of the date hereof, as set forth opposite such Supporting Shareholder’s name on Exhibit A hereto, together with any common shares of the Company, par value US$0.000004 per share, acquired after the date of this Agreement by such Supporting Shareholder.

(b) “Transfer” means, directly or indirectly, to sell, transfer, offer, exchange, assign by way of security or otherwise, pledge, mortgage, charge, encumber, hypothecate or otherwise dispose of (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other agreement with respect to any sale, transfer, offer, exchange, assignment, pledge, mortgage, charge, encumbrance, hypothecation or other disposition.

ARTICLE II

VOTING; GRANT OF PROXY

Section 2.1. Voting.

(a) During the period commencing on the date hereof and continuing until termination of this Agreement in accordance with Article V hereof (the “Term”), each Supporting Shareholder hereby irrevocably and unconditionally agrees that, at any annual or extraordinary general meeting of the shareholders of the Company and at any other meeting of the shareholders of the Company (any such meeting or other circumstance, a “Shareholders’ Meeting”), however called, including any adjournment thereof, in connection with any written consent of the shareholders of the Company and in any other circumstance upon which a vote, consent or other approval of all or some of the shareholders of the Company is sought in connection with the matters set forth in Section 2.1(a)(ii), each Supporting Shareholder shall (including via proxy or other corporate representative):

(i) appear at each such Shareholders’ Meeting or otherwise cause all of such Supporting Shareholder’s Shares to be counted as present thereat in accordance with procedures applicable to such meeting under the Company’s memorandum and articles of association and applicable Law so as to ensure such Supporting Shareholder and its Shares are duly counted for purposes of calculating a quorum and for purposes of recording the result of any applicable vote or consent and respond to each request by the Company for written consent, if any; and

(ii) vote (or cause to be voted), or deliver (or cause to be delivered) a written consent covering, all of such Supporting Shareholder’s Shares: (a) in favor of (1) the approval of the Merger Agreement and the Plan of Merger and the transactions contemplated by the Merger Agreement (including the Merger) and (2) any other matter necessary to facilitate the consummation of the transactions contemplated thereby (including the Merger); and (b) unless the Company Board has effected a Change in the Company Recommendation, against (1) any Competing Transaction, Superior Proposal or any other merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapitalization of the Company or any of its subsidiaries, with or involving any party other than as contemplated by the Merger Agreement and (2) any liquidation or winding up of the Company.

(b) Notwithstanding anything to the contrary contained in this Agreement, no Supporting Shareholder shall be required to vote its respective Shares in accordance with the terms of Section 2.1(a) if in accordance with Section 6.04 of the Merger Agreement, the Company Board (i) makes a Change in the Company Recommendation or (ii) terminates the Merger Agreement and concurrently authorizes and causes the Company to enter into a definitive agreement providing for the implementation of such Superior Proposal.

Section 2.2. Waiver of Dissenters’ Rights. Each Supporting Shareholder hereby irrevocably and unconditionally waives, and agrees to cause to be waived and to prevent the exercise of, any dissenters’ rights, rights of appraisal and any similar rights relating to the Merger or any other transaction contemplated in the Merger Agreement that such Supporting Shareholder may have by virtue of, or with respect to, any of its Shares, whether pursuant to the Companies Law (2013 Revision) of the Cayman Islands or otherwise.

ARTICLE III

REPRESENTATIONS, WARRANTIES AND COVENANTS

OF SUPPORTING SHAREHOLDER

Section 3.1. Representations and Warranties. Each Supporting Shareholder, solely as to itself and its Shares and not as to any other Supporting Shareholder or the Shares of any other Supporting Shareholder, represents and warrants to Parent and Merger Sub as follows:

(a) Organization; Authority; Execution and Delivery; Enforceability. Such Supporting Shareholder is duly organized, validly existing and in good standing under the laws of the jurisdiction under which it is organized. Such Supporting Shareholder has all requisite power and authority to execute this Agreement and to perform its obligations hereunder. The execution and delivery by such Supporting Shareholder of this Agreement and consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Supporting Shareholder. Such Supporting Shareholder has duly and validly executed and delivered this Agreement, and this Agreement constitutes the legal, valid and binding obligation of such Supporting Shareholder, enforceable against such Supporting Shareholder in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The execution and delivery by such Supporting Shareholder of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, contravene, conflict with, result in any breach of, loss of benefit under, violation of or default (with or without notice or lapse of time or both) under (A) any provision of such Supporting Shareholder’s organizational documents, (B) any Contract to which such Supporting Shareholder is a party or by which any properties or assets of such Supporting Shareholder are bound, (C) any Law applicable to such Supporting Shareholder or by which any property or asset of such Supporting Shareholder is bound or affected or (D) any Order applicable to such Supporting Shareholder or its properties or assets, in each case except for any such failure as has not materially impaired or would not reasonably be expected to materially impair the ability of such Supporting Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby. No consent of, or registration, declaration or filing with, any Governmental Authority or any other person is required to be obtained or made by or with respect to such Supporting Shareholder in connection with the execution, delivery and performance of its obligations under this Agreement, other than those consents of or registrations, declarations or filings that have already been made or obtained.

(b) The Shares. Such Supporting Shareholder is the registered holder of the Shares owned by such Supporting Shareholder set forth opposite its name under Exhibit A hereto in the column entitled “Total Shares Owned”, and such Shares include all of the Shares owned of record by such Supporting Shareholder as of the date hereof, free and clear of any Liens other than restrictions on transfer arising under applicable securities laws and the Existing Shareholders’ Agreement. Other than pursuant to the Existing Shareholders’ Agreement, none of such Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of such Shares, except as contemplated by this Agreement. As of the date hereof such Supporting Shareholder has, and as of the date of the Shareholders’ Meeting such Supporting Shareholder will have (except as otherwise permitted by this Agreement), sole voting power with respect to all of such Supporting Shareholder’s Shares.

(c) Absence of Litigation. As of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of such Supporting Shareholder, threatened against or affecting, such Supporting Shareholder or any of its properties or assets (including the Shares) that has materially impaired or would reasonably be expected to materially impair the ability of such Supporting Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(d) Acknowledgment. Such Supporting Shareholder understands and acknowledges that each of Parent and Merger Sub is entering into the Merger Agreement in reliance upon such Supporting Shareholder’s execution, delivery and performance of this Agreement.

Section 3.2. Covenants.

(a) No Transfer. Other than pursuant to this Agreement, each Supporting Shareholder shall not, directly or indirectly (i) Transfer, in whole or in part, any Shares to any person other than pursuant to the Merger, (ii) enter into any voting Contract or other arrangement or restriction, whether by proxy, power of attorney, voting agreement, voting trust or otherwise (including pursuant to any loan of Shares), with respect to any Shares or (iii) take any action that would have the effect of preventing or disabling such Supporting Shareholder from performing its obligations under this Agreement. In addition, the Supporting Shareholder shall not commit or agree to take any of the foregoing actions. Any Transfer of Shares not permitted hereby shall be null and void. Each Supporting Shareholder agrees that any such prohibited Transfer may and should be enjoined.

(b) No Solicitation. Each Supporting Shareholder covenants and agrees with Parent and Merger Sub that, during the Term of this Agreement, such Supporting Shareholder shall not, and shall direct and use commercially reasonable efforts to cause its Representatives not to, in each case, directly or indirectly take any action that the Company is prohibited from taking under Section 6.04 of the Merger Agreement.

(c) Additional Shares. Each Supporting Shareholder agrees, while this Agreement is in effect, to notify Parent reasonably promptly of the number of any new Shares acquired by such Supporting Shareholder, if any, after the date hereof. Any such Shares shall be subject to the terms of this Agreement as though owned by such Supporting Shareholder on the date hereof.

(d) Documentation and Information. Each Supporting Shareholder (i) consents to and authorizes the publication and disclosure by Parent, Merger Sub or the Company of such Supporting Shareholder’s identity and holding of Shares, and the nature of such Supporting Shareholder’s commitments and obligations under this Agreement in any disclosure required by the SEC or other U.S. or foreign Governmental Authority, including, without limitation, any press release, the Proxy Statement and any amendments thereto, relating to the Merger, and (ii) agrees promptly to give to Parent and Merger Sub any information Parent or Merger Sub may reasonably request for the preparation of any such disclosure documents, so long as such information is required by law to be disclosed therein.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Each of Parent and Merger Sub represents and warrants to the Supporting Shareholders as follows:

(a) Organization; Authority; Execution and Delivery; Enforceability. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction under which it is organized. Each of Parent and Merger Sub has all requisite power and authority to execute this Agreement and to perform its obligations hereunder. The execution and delivery by Parent and Merger Sub of this Agreement and consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Parent and Merger Sub. Each of Parent and Merger Sub has duly executed and delivered this Agreement, and this Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The execution and delivery by Parent and Merger Sub of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, result in any violation of or default (with or without notice or lapse of time or both) under (A) any provision of Parent or Merger Sub’s organizational documents, (B) any Contract to which Parent or Merger Sub is a party or by which any properties or assets of Parent or Merger Sub are bound or (C) any court order or decree applicable to Parent or Merger Sub or their respective properties or assets, in each case except as would not reasonably be expected to materially impair the ability of Parent or Merger Sub to perform their respective obligations hereunder or to consummate the transactions contemplated hereby. No consent of, or registration, declaration or filing with, any Governmental Authority is required to be obtained or made by or with respect to Parent or Merger Sub in connection with the execution, delivery and performance of its obligations under this Agreement.

(b) Absence of Litigation. As of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of Parent and Merger Sub, threatened against or affecting, Parent or Merger Sub or any of its properties or assets that would reasonably be expected to materially impair the ability of Parent and Merger Sub to perform their respective obligations hereunder or to consummate the transactions contemplated hereby.

ARTICLE V

TERMINATION

(a) This Agreement and all obligations hereunder (other than as set forth in the following sentence) shall terminate on the earliest to occur of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the date of any modification, change or amendment to the Merger Agreement without the consent of the Supporting Shareholders that is materially adverse to the Supporting Shareholders or that reduces the amount of the Per Share Merger Consideration or that changes the form of the Merger Consideration and (iv) written notice by Parent and Merger Sub to the Supporting Shareholders of the termination of this Agreement.

(b) Upon termination of this Agreement, the rights and obligations of Parent and Merger Sub, on the one hand, and the Supporting Shareholders, on the other hand, will terminate and become void without further action by either of them except for the provisions of this ARTICLE V and ARTICLE VI, which will survive such termination indefinitely. For the avoidance of doubt, the termination of this Agreement shall not relieve any party of liability for any breach prior to such termination.

ARTICLE VI

MISCELLANEOUS

Section 6.1. Notices. All notices, requests, claims, demands and other communications hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first–class postage prepaid), addressed as follows:

Parent and Merger Sub:

Bohai Leasing Co. Ltd.

HNA Plaza, 20/F

26 Xiaoyun Road

Chaoyang District, Beijing

The Peoples Republic of China 100125

Tel: 86-10-5758-3682

Fax: 86-10-5978-2368

Attention: Corporate Secretary

with a copy to

(which alone shall not constitute notice):

Sidley Austin LLP

One South Dearborn

Chicago, IL 60603

Facsimile: +1 312 853 7036

Attention: Pran Jha and Ted Kamman

Supporting Shareholders:

Each Supporting Shareholder at the address set forth on Exhibit A hereto with a copy to

(which alone shall not constitute notice):

Avolon Holdings Limited

The Oval, Building 1

Shelbourne Road

Ballsbridge, Dublin 4

Ireland

Facsimile: +353 (1) 231 5889

Attn: Ed Riley

Email: eriley@avolon.aero

and

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

USA

Facsimile: +1 (212) 310-8007

Attn: Douglas P. Warner, Esq.

Email: doug.warner@weil.com

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or received. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later.

Section 6.2. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 6.3. Entire Agreement. This Agreement (together with the Merger Agreement) constitutes the entire agreement of the Supporting Shareholders, on the one hand, and Parent and Merger Sub, on the other, with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, among the parties hereto with respect to such subject matter.

Section 6.4. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof by the parties, and that money damages or other legal remedies would not be an adequate remedy for such damages. Accordingly, the parties hereto acknowledge and hereby agree that, in the event of any breach by any Supporting Shareholder, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Supporting Shareholders, on the one hand, or Parent or Merger Sub, on the other hand, shall each be entitled to seek specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement by any party, in addition to any other remedy at law or equity. Each party (i) waives any defenses in any action for an injunction or other appropriate form of specific performance or equitable relief, including the defense that a remedy at law would be adequate and (ii) waives any requirement under any Law to post a bond or other security as a prerequisite to obtaining an injunction or other appropriate form of specific performance or equitable relief.

Section 6.5. Amendments; Extension and Waivers. This Agreement may not be amended, modified or supplemented except by an instrument in writing signed by Parent, Merger Sub and the Supporting Shareholders. At any time before the termination of this Agreement, Parent and Merger Sub, on the one hand, and the Supporting Shareholders, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or (c) waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver shall be valid only if specifically set forth in an instrument in writing signed by such party. The failure of any party hereto to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

Section 6.6. Governing Law. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter this Agreement) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice of law principles that would require or permit the application of laws of another jurisdiction.

Section 6.7. Dispute Resolution. Parent, Merger Sub and the Supporting Shareholders hereby irrevocably agree that, subject to Section 6.4, any disputes, actions and proceedings against any party or arising out of or in any way relating to this Agreement (each a “Dispute”) shall be resolved in accordance with the following provisions.

(a) Each party hereto irrevocably submits to the exclusive jurisdiction of, and agrees that exclusive jurisdiction for resolution of Disputes is hereby vested in, the Delaware Chancery Court (or, if the Delaware Chancery Court shall be unavailable, any other court of the State of Delaware or, in the case of claims to which the federal courts have exclusive subject matter jurisdiction, any federal court of the United States of America sitting in the State of Delaware) (the “Chosen Courts”).

(b) All Disputes shall be heard and determined exclusively in the Chosen Courts.

(c) Each party hereto irrevocably waives, to the fullest extent permitted by applicable Law, any objection which such party may now or hereafter have to the laying of venue of any Dispute brought in such above-described courts or any defense of inconvenient forum for the maintenance of such Dispute.

(d) No party hereto will bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind, whether in contract or in tort or otherwise, in respect of any Dispute in any forum other than the Chosen Courts.

(e) The prevailing party in a Dispute shall be entitled to payment of its reasonable documented out-of-pocket costs and expenses (including reasonable and documented fees and disbursements of counsel and other professionals).

(f) A judgment in any Dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(g) Each party hereto hereby consents to process being served by any other party in any suit, action or proceeding by delivery of a copy thereof in accordance with the provisions of Section 6.1 hereof.

(h) Each party hereto hereby waives, to the fullest extent permitted by law, any right to trial by jury of any claim, demand, action, or cause of action (i) arising under this agreement or (ii) in any way connected with or related or incidental to the dealings of the parties hereto in respect of this agreement or any of the transactions related hereto, in each case whether now existing or hereafter arising, and whether in contract, tort, equity, or otherwise. Each party hereto hereby agrees and consents that any such claim, demand, action, or cause of action shall be decided by court trial without a jury and that the parties may file an original counterpart of a copy of this agreement with any court as written evidence of the consent of the parties to the waiver of their right to trial by jury.

Section 6.8. No Third Party Beneficiaries. There are no third party beneficiaries of this Agreement and nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto (and their respective successors and permitted assigns), any rights, remedies, obligations or liabilities, except as specifically set forth in this Agreement.

Section 6.9. Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding solely upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 6.10. Shareholders Capacity. The Supporting Shareholders are signing this Agreement solely in their capacity as registered owners of the Shares. The Supporting Shareholders make no agreement or understanding in this Agreement in their capacity as a director or officer of the Company, as and if applicable, and nothing in this Agreement: (a) will limit or affect any actions or omissions taken by any Supporting Shareholder in such shareholder’s capacity as a director or officer, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement or (b) will be construed to prohibit, limit or restrict such Supporting Shareholder from exercising Supporting Shareholder’s fiduciary duties as an officer or director to the Company or its shareholders.

Section 6.11. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or email pdf format), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, email pdf format or otherwise) to the other parties.

Section 6.12. Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean solely “if.” Reference to “day” means a calendar day unless otherwise indicated as a “Business Day.”

[Signature Pages to follow]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

PARENT

Bohai Leasing Co., Ltd.

By:	/s/ Jin Chuan
Name:	Jin Chuan
Title:	Vice Chairman

[SIGNATURE PAGE TO VOTING AGREEMENT]

MERGER SUB

Mariner Acquisition Ltd.

By:	/s/ Jin Chuan
Name:	Jin Chuan
Title:	Director

[SIGNATURE PAGE TO VOTING AGREEMENT]

SUPPORTING SHAREHOLDER:

IDAMANTE S.À R.L.

By:	/s/ Danielle Arendt-Michels
	Name:	Danielle Arendt-Michels
	Title:	Manager

[SIGNATURE PAGE TO VOTING AGREEMENT]

BY: CINVEN CAPITAL MANAGEMENT (G4) LIMITED AS GENERAL PARTNER OF CINVEN CAPITAL MANAGEMENT (IV) LIMITED PARTNERSHIP AS GENERAL PARTNER OF FOURTH CINVEN (RAILPEN 2011) CO-INVESTMENT LIMITED PARTNERSHIP

By:	/s/ HAYLEY TANGUY
	Name:	HAYLEY TANGUY
	Title:	DIRECTOR

[SIGNATURE PAGE TO VOTING AGREEMENT]

AAIL HOLDINGS S.À R.L.

By:	/s/ EMANUELA BRERO
	Name:	EMANUELA BRERO
	Title:	DIRECTOR

[SIGNATURE PAGE TO VOTING AGREEMENT]

AVOLON HOLDING CORPORATION (LUXEMBOURG) I S.À R.L.

By:	/s/ KEVIN G. LEVY
	Name:	KEVIN G. LEVY
	Title:	DIRECTOR

[SIGNATURE PAGE TO VOTING AGREEMENT]

AVOLON HOLDING CORPORATION (LUXEMBOURG) II S.À R.L.

By:	/s/ KEVIN G. LEVY
	Name:	KEVIN G. LEVY
	Title:	DIRECTOR

[SIGNATURE PAGE TO VOTING AGREEMENT]

AVOLON HOLDING CORPORATION (LUXEMBOURG) III S.À R.L.

By:	/s/ KEVIN G. LEVY
	Name:	KEVIN G. LEVY
	Title:	DIRECTOR

[SIGNATURE PAGE TO VOTING AGREEMENT]

POTOMAC BONDS LLC
BY:	OAK HILL ADVISORS, L.P., AS ITS INVESTMENT ADVISOR

By:	/s/ Gregory S. Rubin
	Name:	Gregory S. Rubin
	Title:	Authorized Signatory

[SIGNATURE PAGE TO VOTING AGREEMENT]

FUTURE FUND BOARD OF GUARDIANS
BY:	OAK HILL ADVISORS, L.P., AS ITS INVESTMENT ADVISOR

By:	/s/ Gregory S. Rubin
	Name:	Gregory S. Rubin
	Title:	Authorized Signatory

[SIGNATURE PAGE TO VOTING AGREEMENT]

OHA STRATEGIC CREDIT MASTER FUND, L.P.
BY:	OAK STRATEGIC CREDIT GENPAR, LLC, ITS GENERAL PARTNER

By:	/s/ Gregory S. Rubin
	Name:	Gregory S. Rubin
	Title:	Authorized Signatory

[SIGNATURE PAGE TO VOTING AGREEMENT]

OHA STRATEGIC CREDIT MASTER FUND IB, L.P.
BY:	OAK STRATEGIC CREDIT GENPAR, LLC, ITS GENERAL PARTNER

By:	/s/ Gregory S. Rubin
	Name:	Gregory S. Rubin
	Title:	Authorized Signatory

[SIGNATURE PAGE TO VOTING AGREEMENT]

OHA STRUCTURED PRODUCTS MASTER FUND, L.P.
BY:	OHA STRUCTURED PRODUCTS GENPAR, LLC, ITS GENERAL PARTNER
BY:	OHA STRUCTURED PRODUCTS MGP, LLC, ITS MANAGING MEMBER

By:	/s/ Gregory S. Rubin
	Name:	Gregory S. Rubin
	Title:	Authorized Signatory

[SIGNATURE PAGE TO VOTING AGREEMENT]

OHA STRUCTURED PRODUCTS MASTER FUND B, L.P.
BY:	OHA STRUCTURED PRODUCTS GENPAR, LLC, ITS GENERAL PARTNER

By:	/s/ Gregory S. Rubin
	Name:	Gregory S. Rubin
	Title:	Authorized Signatory

[SIGNATURE PAGE TO VOTING AGREEMENT]

VIGOROUS INVESTMENT PTE LTD

By:	/s/ ROBIN JARRATT
Name:	ROBIN JARRATT
Title:	SVP

[SIGNATURE PAGE TO VOTING AGREEMENT]

PEG AVOLON HOLDINGS
BY:	GSAM GEN-PAR, L.L.C., ITS SOLE DIRECTOR

By:	/s/ Jonathan Snider
	Name:	Jonathan Snider
	Title:	Authorized Signatory

[SIGNATURE PAGE TO VOTING AGREEMENT]

PRIVATE EQUITY PARTNERS IX DIRECT L.P.
BY:	GOLDMAN SACHS PEP X DIRECT INVESTMENT ADVISORS, L.L.C.
BY:	GSAM GEN-PAR, L.L.C., ITS MANAGING MEMBER

By:	/s/ Jonathan Snider
	Name:	Jonathan Snider
	Title:	Authorized Signatory

[SIGNATURE PAGE TO VOTING AGREEMENT]

PRIVATE EQUITY PARTNERS X DIRECT L.P.
BY:	GOLDMAN SACHS PEP X DIRECT INVESTMENT ADVISORS, L.L.C.
BY:	GSAM GEN-PAR, L.L.C., ITS MANAGING MEMBER

By:	/s/ Jonathan Snider
	Name:	Jonathan Snider
	Title:	Authorized Signatory

[SIGNATURE PAGE TO VOTING AGREEMENT]

UNIVERSITIES SUPERANNUATION SCHEME LIMITED (AS SOLE CORPORATE TRUSTEE OF UNIVERSITIES SUPERANNUATION SCHEME)
BY:	ITS AGENT, USS INVESTMENT MANAGEMENT LIMITED

By:	/s/ GEOFFREY GEIGER
	Name:	GEOFFREY GEIGER
	Title:	HEAD OF PRIVATE EQUITY

[SIGNATURE PAGE TO VOTING AGREEMENT]

EXHIBIT A

Supporting Shareholders

Supporting Shareholder Name and Address	Total Shares Owned
Idamante S.à r.l. 4, rue Albert Borschette, L-1246 Luxembourg	14,308,195
Fourth Cinven Fund (Railpen 2011) Co-Investment Limited Partnership Warwick Court, Paternoster Square, London EC4M 7AG	1,192,326
AAIL Holdings S.à r.l. 20 Avenue Monterey, L-2163 Luxembourg	14,308,195
Avolon Holding Corporation (Luxembourg) I S.à r.l. 12 Rue Guillaume Schneider, L-2522 Luxembourg	5,902,143
Avolon Holding Corporation (Luxembourg) II S.à r.l. 12 Rue Guillaume Schneider, L-2522 Luxembourg	5,246,391
Avolon Holding Corporation (Luxembourg) III S.à r.l. 12 Rue Guillaume Schneider, L-2522 Luxembourg	1,967,336
Potomac Bonds LLC 2000 Tower Oaks Boulevard, 8th Floor, Rockville, Maryland 20852	476,940
Future Fund Board of Guardians 120 Collins Street, Level 43, Melbourne, Australia	906,186

OHA Strategic Credit Master Fund, L.P. 201 Main Street, Suite 1250, Fort Worth, Texas 76126	2,712,556
OHA Strategic Credit Master Fund IB, L.P. 201 Main Street, Suite 1250, Fort Worth, Texas 76126	751,415
OHA Structured Products Master Fund, L.P. 201 Main Street, Suite 1250, Fort Worth, Texas 76126	105,491
OHA Structured Products Master Fund B, L.P. 201 Main Street, Suite 1250, Fort Worth, Texas 76126	214,260
Vigorous Investment PTE LTD #37-01 Capital Tower, 168 Robinson Road, Singapore 068912	12,662,116
PEG Avolon Holdings 190 Elgin Avenue, George Town, KY1-9005, CAY	995,845
Private Equity Partners IX Direct, L.P. 2711 Centerville Road, Suite 400, Wilmington, DE 19808	73,223
Private Equity Partners X Direct, L.P. 2711 Centerville Road, Suite 400, Wilmington, DE 19808	123,264
Universities Superannuation Scheme Limited Royal Liver Building, Liverpool, L3 1PY, United Kingdom	2,384,709
Total	64,330,591